



12013589

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2012

Washington DC
110

SEC FILE NUMBER
8- 67936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___ X

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WallachBeth Capital, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 6th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   **NY**   **10005**

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Gary Gettenberg   **212-668-8700**

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser C.P.A.s, P.C.

(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310	**Great Neck**	**NY**	**11021**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ **Michael Wallach** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ **Wallach Beth Capital, LLC** _____ , as

of _____ **December 31,** _____ , 20 **11** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540   FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

To the Members of
WallachBeth Capital, LLC

We have audited the accompanying statement of financial condition of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holdings, LLC) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WallachBeth Capital, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

ROSEN and GLASER C.P.A.s, P.C.

February 28, 2012
Great Neck, New York

WALLACHBETH CAPITAL, LLC
STATEMENT of FINANCIAL CONDITION
at DECEMBER 31, 2011

ASSETS

Cash	$ 2,549,935
Receivable from Clearing Broker	1,099,117
Accounts Receivable	1,586,809
Securities owned, at market value	45,010
Prepaid Expenses	158,151
Furniture and Equipment (Net of Accumulated Depreciation of $142,654)	304,014
Leasehold Improvements (Net of Accumulated Amortization of $ 8,861)	118,893
Other Assets	557,224
TOTAL ASSETS	$ 6,419,153

LIABILITIES and MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$ 1,319,495
Members' Equity	5,099,658
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 6,419,153

The accompanying notes are an integral part of these financial statements

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WALLACHBETH CAPITAL, LLC
NOTES to FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION:

WallachBeth Capital, LLC (the "Company") is a limited liability company organized in New York State in May 2008. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an 'inter-market-broker' specializing in exchange-listed equity options and index products, ETF's, equities and non-US equities. The Company operates on a fully-disclosed, agency-only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, level 1 – quoted price, in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Depreciation and Amortization:
Furniture and equipment are being depreciated over their estimated useful lives (2 to 7 years). Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes:
No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax returns. However, there is a provision for local unincorporated business tax.

ROSEN AND GLASER C.P.A.s, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Cash and Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains its cash in bank accounts which, at times, may exceed insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

3. FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. DUE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2011, all of the securities owned and the majority of the amounts due from the broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has a lien and right of set-off against all amounts deposited and held in those accounts.

5. RECEIVABLE FROM CUSTOMERS:

Accounts receivable from customers consist of commissions due on institutional options and equity executions.

-4-

6. FURNITURE and EQUIPMENT:

The following is a summary of furniture and equipment, at cost less accumulated depreciation, at December 31, 2011:

Equipment	$206,695
Furniture	239,973
	446,668
Less: Accumulated Depreciation	(142,654)
	$ 304,014

7. PENSION PLANS:

The Company sponsors a funded defined benefit pension plan for eligible members and employees who are 21 years of age with one or more years of service. Benefits paid to retirees are based on age at retirement, years of credited service, and average compensation. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities.

The Company also has a 401(k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute from 0% to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes a Safe Harbor contribution equaled to 3% of compensation. Safe Harbor Contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants.

The Defined Benefit cost for the 2011 plan year is $892,125, of which $500,000 has already been paid. In 2011, the Company Safe Harbor Contribution to the Plan totaled $140,986 and the Profit Sharing Contribution totaled $77,647.

8. CONCENTRATIONS OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

-5-

9. COMMITMENTS and CONTINGENT LIABILITIES:

The Company leases its office space for a term expiring on February 28, 2018. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating expenses and taxes over the base year). A Letter of Credit, in the amount of $136,000, has been issued as the security deposit.

The Company also leases a corporate apartment for a term expiring on February 28, 2013.

Lease expense totaled $330,098 during the period ending December 31, 2011.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2012	$ 351,506
2013	327,691
2014	328,308
2015	322,246
2016	285,984

10. GUARANTEES:

Indemnifications:
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees:

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously

ROSEN AND GLASER C.P.A.s, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $3,200,811, which was $3,100,811 in excess of its required net capital of $100,000. The Company's net capital ratio was .412 to 1.

ROSEN AND GLASER C.P.A.s, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

ROSEN AND GLASER C.P.A.s, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540   FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'s
NEW YORK STATE SOCIETY OF C.P.A.'s
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

To the Member of
WallachBeth Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holdings, LLC) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

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safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen and Glaser C.P.A.s, P.C.

Great Neck, New York
February 28, 2012

WALLACHBETH CAPITAL, LLC

STATEMENT of FINANCIAL CONDITION

DECEMBER 31, 2011

ROSEN AND GLASER C.P.A.s, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

WALLACHBETH CAPITAL, LLC
STATEMENT of FINANCIAL CONDITION
DECEMBER 31, 2011

TABLE of CONTENTS

Annual Audited Report Form X-17A-5 Part III

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WALLACHBETH CAPITAL, LLC

GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2011

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540   FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'s
NEW YORK STATE SOCIETY OF C.P.A.'s
MURRAY M. ROSEN
JEFFREY I. GLASER

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members of WallachBeth Capital, LLC
100 Wall Street, Suite 6600
New York, New York 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by WallachBeth Capital, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating WallachBeth Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WallachBeth Capital, LLC's management is responsible for WallachBeth Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (analysis of trial balances and trading accounts), noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers (analysis of trial balances and trading accounts).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Great Neck, New York
February 28, 2012

WALLACHBETH CAPITAL, LLC
GENERAL ASSESSMENT RECONCILIATION
for the YEAR ENDED DECEMBER 31, 2011

Revenue

Commissions		$ 26,602,157
Interest		18,725
Total revenue (FOCUS Line 12/Part IIA Line9)		26,620,882

Additions

Net Loss-Principal Transactions of Securities in Trading Accounts		63,558

Deductions

Commissions, floor brokerage and clearance paid to other SIPC members		2,207,513
Interest expense, but not in excess of total interest income		1,404
Total Deductions		2,208,917

SIPC net operating revenues $ 24,475,523

SIPC general assessment at .0025			$ 61,189
Less: Payments July 27, 2011 Ck# 12188	$	25,858	
February 7, 2012 Ck# 12668		35,275	
February 13, 2012 Ck# 12689		56	61,189

Assessment balance due $ (0)